

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2013

Via E-mail
Alison Bauerlein
Chief Financial Officer
Inogen, Inc.
326 Bollay Drive
Goleta, California 93117

> **Re: Inogen, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 27, 2013**
> **File No. 333-192605**

Dear Ms. Bauerlein:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Overview, page 1

1.   We note your disclosure on page 53 that your "business-to-business" sales are primarily outside of the United States and your disclosure on page 56 that business-to-business sales represented 69% of your 2012 revenue. You also indicate here that approximately 27.6% of your sales are from outside the United States. If so, it appears that a significant portion of your sales, including your sales in the United States, are not derived from the direct-to-consumer model highlighted in this Overview; please revise this Overview and throughout your prospectus so that your disclosure does not give disproportionate significance to a model relative to its contribution to your business.

Our Market, page 2

2.   Please expand your response to prior comment 6 to tell us how you determined which numbers to include in the numerator and which numbers to include in the denominator

when calculating the 66% that you disclose in his section. Also, we understand that you intend to revise the third paragraph of this section, and we may have further comment after you file the revisions.

Our Solution, page 3

3.   Refer to your last bullet point on page 3. Please clarify against what you are comparing the compressor life of your product.

Cost-efficient model, page 4

4.   Please provide us support for the estimated range you disclosed in response to prior comment 36. Also, with a view toward clarification of your cost-efficiency, please show us your calculations of the cost of your model using the number of system sales and patients that you disclose on page 54 and the cost of revenue and other expenses shown in your financial statements.

Patient-friendly, page 4

5.   Please provide us support for you claims in this section.

Balance Sheet Data, page 10

6.   We note that you refer to your Preferred Stock Warrant Liability as "Warranty Liability". Please revise to correct.

A significant majority of our customers, page 12

7.   We note that the last sentence of your second bullet point regarding the negative effect of the 36-month cap. Based on your response to prior comment 9, it appears that you do not know the portion of your customers approaching that cap. If true, please say so clearly in the risk factor and Management's Discussion and Analysis of Financial Condition and Results of Operations as appropriate.

If we modify our FDA cleared devices, page 24

8.   We note your response to prior comment 40. If the Inogen One G2 and G3 products represent modifications to the original Inogen One system, please revise the first sentence of this risk factor to clarify.

Use of proceeds, page 42

9.   We note your response to prior comment 13; however, you should disclose the
        approximate amount that you currently intend to use for each identified purpose. You
        may reserve the right to change the use of proceeds as described in Instruction 7 to
        Regulation S-K Item 504.

Management's discussion and analysis, page 52

10.   Please provide us the information requested by prior comment 16. Also, please expand
        your response to that comment to (1) address the margins on the Inogen One G2 and
        Inogen One G3 and (2) clarify your conclusion in the first clause of your response by
        providing your analysis of whether the information requested by prior comment 16 would
        be material to an understanding of your results, such as the acceptance rate of newly
        introduced products or the extent to which a newly introduced product reduces the sales
        of an existing product.

Sales revenue, page 56

11.   Please update the penultimate sentence of this paragraph to address the current 9-month
        period.

General and Administrative Expenses, pages 59 and 61

12.   Please tell us why you believe that it is appropriate to disclose days' sales outstanding on
        a net accounts receivable basis. Consider the limitations of the ratio given the significant
        increase in your allowance for doubtful accounts and your consideration of providing
        additional disclosure to balance the discussion.

13.   We note your response to prior comment 59. Please revise your MD&A to include a
        discussion of the significant causes of the increase in your allowance, similar to your
        response. Please also revise your critical accounting policies to explain the estimates and
        judgments that affect your determination of the allowance similar to your response.

Contemporaneous Independent Third-Party Valuations, page 71

14.   We note your response to prior comment 27; however, you disclose in this section
        valuations of your common stock that you attribute to a third party. Therefore, it remains
        unclear why you have not filed a consent of the third party. Please revise your response
        to clarify.

Business, page 78

15.   We note your response to prior comment 28. Please clarify how an acquisition can
        achieve the goal of allowing you to service patients in a state in compliance with the
        state's law. Also, please disclose in your prospectus your response to prior comment 28
        that Comfort Life had limited activities and few assets other than its active Medicare
        number.

16.   Please address that part of prior comment 29 that sought information regarding why your
        stationary products are not described in the Business section of your prospectus or
        reflected in your graphics and prospectus summary with sufficient prominence relative to
        their significance to your business. Also, please provide the disclosure required by
        Regulation S-K Item 101(c)(1)(i).

Overview of oxygen therapy market, page 79

17.   Please expand your response to prior comment 31 to tell us why you believe your
        assumptions are sufficiently reliable for the $4 billion figure to be included in your
        prospectus summary. Also, please tell us (1) how you ensured that the data you used is
        current, and (2) whether your product can satisfy the oxygen needs of all patients.

Clinical validation for nocturnal use, page 83

18.   Please provide us your analysis of whether you must file the consent of the authors of the
        independently commissioned studies that you cite.

Manufacturing, page 90

19.   In an appropriate section of your Business disclosure, please describe the concentrators
        that you purchase from other manufacturers that you mention in your response to prior
        comment 63. Include the portion of your business represented from sales of these
        products. In this regard, we note your disclosure on page 14 regarding the requirement
        that you supply respiratory products such as sleep and aerosol therapy. Please tell us
        whether these are products that you currently manufacture. If not, please tell us whether
        you have contracts in effect to acquire those products, and the material terms of those
        contracts, including duration and termination provisions. Also, please tell us the portion
        of your business represented by these products.

Board Composition, page 104

20.   We will continue to evaluate your response to prior comment 44 after you file the
        amended agreement.

Compensation Committee Interlocks and Insider Participation, page 107

21.   We note your response to prior comment 45; however, your prospectus when filed must address the proper fiscal year – that is currently the fiscal year ended December 31, 2012. Please revise accordingly.

Certain relationships and related party transactions, page 120

22.   We note your response to prior comment 42 and the reference on page 6 of exhibit 10.19 to the licensor receiving proceeds from a liquidation event. Please tell us whether the licensor or an affiliate beneficially owns or owned more than five percent of any class of your voting securities; provide us your analysis of whether the transactions involving the license should be disclosed in this section.

Shares eligible for future sale, page 133

23.   Refer to the first sentence of your response to prior comment 49. Please tell us which section of which exhibit includes the market stand off agreement that binds all shareholders.

Relationships with Underwriters, page 144

24.   Refer to your revisions in response to prior comment 51. Please identify which of the "certain" underwriters had relationships with you, and provide more specific information regarding the nature of those relationships.

Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-11

25.   In response to prior comment 9 you told us that the company does not track revenue by patient, including patients approaching the end of the 36-month capped rental period. You note that during any measurement period, large numbers of patients are being added, reaching Medicare rental caps and passing away from chronic disease and the company has imperfect insight into what is happening to patients. In response to prior comment 54, you told us that the company receives communications from the Social Security Administration weekly regarding deceased people and compares the Social Security Administration's listing with its own database to confirm if any patients have passed away. Please tell us the typical time period lag between when the patient dies and when you are notified by the Social Security Administration. Tell us whether you have any other methods of determining that the patient has died. Further, tell us how you

determine the occurrence of other events that necessitate cessation of billing such as a patient that no longer is on your service or no longer needs oxygen.

26. We also note from your response that at the termination of service, the company reclaims the unit and redeploys it to another patient. Giving that the company does not physically visit the patient, please quantify how often you are unable to reclaim the unit.

27. For the last month of each of the quarters in fiscal 2012 and 2013, please show us the total number of patients billed for rental and the total number of units under rental being depreciated.

28. We note your response to prior comment 54. Revise the filing to disclose your policy for deferring monthly revenue when the billing period does not commence on the first day of the month, consistent with the second sentence of your response to prior comment 54.

29. To help us better evaluate your response to prior comment 54, please address the following:

- Please summarize for us the terms of your contracts with the customers with whom you place your equipment.
- Clarify whether you enter into these contracts for a specified rental period of time, for example 36 months, or on a month-to-month/pay-as-you-go basis.
- Confirm that your contracts are with the patients and not with their insurance companies or Medicare.

30. Further with respect to your response to prior comment 54, please respond to the following:

- Clearly describe to us your obligations under your contracts with assigned Medicare patients over the contracted rental period.
- Clarify for us the period of time for which you are obligated to place the equipment with the assigned Medicare patient, including for example whether the contracts are cancellable by the company or by the patient only, and how long the patient may keep the equipment.
- Describe your responsibility for servicing the equipment and providing routine maintenance, if necessary, over the contracted rental period, about any required communications with the patient, and about any obligations to provide accessories or other supplies.
- Revise the filing to ensure that your disclosure is clear regarding the terms of your sales and your obligations thereunder.

31. We note the following from the Medicare.gov website indicating that "Medicare pays suppliers a monthly fee for providing all medically necessary oxygen and oxygen equipment, including accessories and supplies like tubing or a mouthpiece. After 36

months of continuous use, Medicare stops making rental payments for the oxygen equipment, but, in almost all circumstances, [the patients] continue to get the oxygen equipment, accessories, and supplies from the same supplier with no rental charge until the end of the reasonable useful lifetime of the oxygen equipment (generally 5 years after the date that the equipment was delivered to you). We also note the discussion on page 55 relating to Medicare reimbursements. Please explain to us how your revenue recognition policy for rental equipment reflects the possible placement of your equipment with assigned Medicare patients for an additional 24 months beyond the 36 months over which you receive payments from Medicare.

32.   Discuss for us the underlying accounting literature and how you applied that literature to your facts and circumstances in determining that your rental contracts are operating leases.

- Tell us how you concluded that the lease term is the 30-day non-cancellable period and discuss your consideration of the definition of lease term in the FASB Master Glossary.
- Discuss for us your consideration of whether the lessee's option to extend the lease in Medicare rental agreements represents a Bargain Renewal Option as defined in the FASB Master Glossary.
- Explain to us how you have concluded that the Medicare rental period of 60 months should not be considered in your assessment of the lease term and subject to the straight-line rental income provisions of FASB ASC 840-20-25-1.
- Tell us how you have determined that the company's continuing obligations under the Medicare rental arrangements during months 37 through 60 are remote.
- Provide us with your estimate of the time period of the actual use of your units by patient and the basis for your answer to support your revenue recognition over the 36-month billable period.

33.   You told us that you recognize the revenue related to the two-year extended warranty for patients by recording 75% of the total in the first year of the extended warranty period and the remaining 25% in the second year. You also noted that the cost of providing the extended warranty service is primarily incurred in year one of the extended warranty period due to patient mortality. Please provide us with the amount of extended warranty revenue recognized for patients and your associated costs for fiscal years 2011, 2012 and the nine months ended September 30, 2013. Discuss and quantify the sufficient historical evidence which indicates that the costs of performing services under the contract are incurred 75% in the first year and 25% in the second year. Refer to FASB ASC 605-20-25-2 through 25-3.

34.   In this regard, you told us that you account for the lifetime warranty as a separate deliverable. Please revise the filing to disclose how you value this element of the arrangement and how you account for the associated revenue. Refer to FASB ASC 605-

25-50-2 and SAB Topic 13.B. With respect to the period over which you recognize the lifetime extended warranty revenue, please explain to us how you determined the period.

35.   We note a 78% and 89% increase in your warranty accrual during the fiscal year ended December 31, 2012 and nine month period ended September 30, 2013, respectively. We also note that you consider the accrual to be a significant estimate. Please either revise the filing to provide the disclosures required by FASB 460-10-50-8(c) or tell us why you are not required to provide them.

36.   With respect to your response to prior comment 57 regarding your 30-day free trial period, please specifically address why you believe that there is persuasive evidence of an arrangement since no acceptance has occurred. Tell us why you believe a sales agreement is in place prior to acceptance by the customer. Explain how you considered Question 1(a) of SAB Topic 13.A.3(b).

37.   With respect to your response to prior comment 63, you told us that while the Inogen One G2 and G3 portable oxygen concentrators have a 5-year expected life, the related accessories (such as batteries, power supplies, carts, carry bags, etc.) only have a 1.5 year expected life. Since your standard warranty is for three years and you also offer one and two year and lifetime extensions to the standard warranty, please explain your warranty obligations with respect to the accessories. For example, tell us if you are required to replace the battery when it fails after 1.5 years. And further to your response to prior comment 63, please confirm that you depreciate the Inogen One G2 and G3 portable oxygen concentrators over their 5-year expected lives, while you depreciate the related accessories (such as batteries, power supplies, carts, carry bags, etc.) over their 1.5 years expected lives.

Accounts Receivable and Allowance for Bad Debts, Returns, and Adjustments, page F-15

38.   While we note that your response to prior comment 59 cites growth of accounts receivable as a factor in the growth of the dollar amount of your allowance, we note that the percentage of your allowance to accounts receivable increased significantly from 25% as of December 31, 2012 to 29% as of September 30, 2013. Please respond to the following:

- Please give us a revised rollforward for your allowance for doubtful accounts to show amounts on a gross basis. We note that the current presentation for your allowance for doubtful accounts nets recoveries into your column for additions.
- Please provide us with an aging of your accounts receivable as of December 31, 2012 and September 30, 2013. If possible, provide a separate aging for each group (for example, rental accounts receivable).
- You told us that the current estimates for allowances required for rental adjustments has grown due to balances not being applied against the reserve.

> Please explain further what you mean by this statement and why you believe your current balance in the allowance account is appropriate and not overstated.
>
> - Show us a revised rollforward schedule that reflects all of the rental adjustments made by the company, regardless of whether they were properly applied against the allowance.
> - Please explain why there has been an increase in your allowances for rental adjustments due to increased write offs of past due patient balances. Tell us the significant causes of the write offs. Tell us the nature of the significant reasons for the insurance denials.
> - During the three months ended December 31, 2012, we note a $968,000 increase in "deductions" from the allowance for doubtful accounts. Please tell us the significant reasons for this increase.

39.   Please tell us why the company believes that it can make reasonable estimates of the allowance using historical trends given the rapidly increasing rate of reserves. Tell us what steps the company performs prior to the delivery of equipment to customers to ensure collection is reasonably assured. Also tell us the typical period of your billing delays. Tell us whether, in the event that a third-party payor does not accept the claim, the customer is ultimately responsible for payment for the products or services.

40.   Further, in response to prior comment 54, you told us that you recognize revenue at the full estimated fee and that transfers to secondary insurance and patient responsibility have no net effect on revenue. Please explain further what you mean by this statement. Tell us whether the company establishes an allowance to account for sales adjustments that result from differences between the payment amount received and the expected realizable amount. That is, tell us whether net revenues are recorded at net realizable amounts estimated to be paid by patients and third-party payors.

Concentration of Customers and Vendors, page F-15

41.   We note your disclosure with respect to Medicare. Please tell us how you considered FASB ASC 280-10-50-42 which states that you should consider a group of entities under common control as a single customer (for example, the federal government). This comment also applies to your interim information.

Property and Equipment, page F-16

42.   We did not see where your disclosure on page F-17 responded to prior comment 64. Please disclose the amount of accumulated depreciation of your rental assets as of December 31, 2012 consistent with FASB ASC 840-20-50-4(a).

Note 7. Convertible Preferred Stock, page F-25

43.   Please revise your disclosure similar to your response to prior comment 65 to explain why you have assumed that it is probable that the preferred stock will convert to common stock upon the closing of the underwritten initial public offering.

Exhibits, page II-4

44.   We may have further comment when you file the exhibits mentioned in response to prior comments 69 and 70. Also, please file exhibit A missing from exhibit 10.10, the Management Carve-Out Bonus Award Agreement mentioned in exhibit 10.11, and the attachments missing from exhibit 10. 19.

Exhibit 23.1, page II-5

45.   Please have BDO USA, LLP revise their consent to refer to the dual dating of their report.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Kaitlin Tillian, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Ted Moskovitz at (202) 551-3689 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Martin J. Waters